Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF MiX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”).

Charles Tasker is exercising 2 000 000 share options granted to him under the Scheme.  Tasker’s intention is to sell 1 211 249 of these shares to cover the strike price and resultant tax implications of the transaction. At the conclusion of the transaction, Tasker will have increased his shareholding in MiX Telematics by 788 751 ordinary shares, bringing his total shareholding to 1 688 751.

Name of director:	Charles Tasker
Transaction date:	29 November 2017
Class of securities:	Ordinary shares
Number of securities:	2 000 000
Price per security:	R1.54
Total value:	R3 080 000.00
Nature of transaction:	Off-market exercise of the share options granted under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

[1] December 2017

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